SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 26, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-203977) AND ON FORM S-8 (Nos. 333-196453, 333-161683 AND 333-161684 ) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: April 26, 2017

FIRST QUARTER 2017,

AS ADJUSTED FOR INCORPORATION BY REFERENCE

Stockholm, April 25, 2017

FIRST QUARTER HIGHLIGHTS		Read more (page)

•	Reported sales decreased by -11% YoY.	3

•	Provisions and adjustments related to certain customer contracts of SEK -8.4 b., asset write-downs of SEK -3.3 b. and restructuring charges of SEK -1.7 b. were made in the quarter, in line with the announcement on March 28, 2017.	2

•	Gross margin was 13.9%.	4

•	Operating income was SEK -12.3 b.	4

•	Networks operating margin was -2%.	2

•	IT & Cloud operating income was SEK -9.0 b. Actions have been initiated to improve performance.	2

•	Media operating income was SEK -2.8 b.	2

•	Cash flow from operating activities was SEK -1.5 (-2.4) b.	9

SEK b.	Q1 2017	Q1 2016	YoY change	Q4 2016	QoQ change
Net sales	46.4	52.2	-11%	65.2	-29%
Gross margin	13.9%	33.3%	—	26.1%	—
Operating income	-12.3	3.5	—	-0.3	—
Operating margin	-26.6%	6.7%	—	-0.4%	—
Net income	-10.9	2.1	—	-1.6	—
EPS diluted, SEK	-3.29	0.60	—	-0.48	—
Cash flow from operating activities	-1.5	-2.4	-35%	19.4	-108%

1      Ericsson  |  First Quarter Report 2017

CEO COMMENTS

Our performance in the first quarter continued to be unsatisfactory. Segment Networks delivered a solid result despite lower sales, while losses in segments IT & Cloud and Media increased significantly. In the quarter a more focused business strategy and a new Executive Team were announced. The immediate priority is to improve profitability while also taking action to revitalize technology and market leadership.

Reported sales declined by -11%. Operating income was SEK -12.3 b.

Despite lower sales, Networks delivered a solid result. Sales declined YoY due to lower investment levels in certain markets, lower IPR licensing revenues and the renewed managed services contract with reduced scope in North America. The new Ericsson Radio System platform contributed to improving profitability and stabilizing the market share position, after several years of decline.

The concerning developments in IT & Cloud continued with significantly increased losses. IT & Cloud remains a strategic area for Ericsson as our customers will digitalize their operations and invest in a future network architecture based on software-defined logic. However, our performance in this area is not acceptable and the new management team is initiating actions to turn the business around. Actions include accelerating the introduction of the new products, streamlining the services organization and tightening the contract scoping. We will continue to sell complete solutions in telecom core, OSS and BSS, including hardware, software and services. However, we are seeking alternatives for our IT cloud infrastructure hardware business to gain necessary scale to ensure that we can offer competitive solutions to our customers. Tangible improvements in profitability are expected during 2018.

The accelerated losses in Media were caused by a faster than anticipated decline in legacy product sales, not offset by growth in the new portfolio. While continuing to develop our media solutions we are exploring strategic opportunities for Media to allow it to scale and succeed in the evolving media landscape.

Of the total adjustments1) of SEK -13.4 b., write-downs were SEK -3.3 b. and restructuring charges were SEK -1.7 b. Triggered by negative developments late in the quarter related to certain customer contracts, provisions and adjustments of SEK -8.4 b. were made of which SEK 5.8 b. is estimated to negatively affect cash flow over several years.

The provisions and adjustments of SEK -8.4 b. consist of the following items. Customer settlements and revaluation of customer discounts, due to lower projected customer volumes, reduced net sales by SEK -1.4 b. Operating expenses were impacted by SEK -1.5 b. due to reassessment of the value of trade receivables. The remaining SEK -5.5 b. is provisions for additional project costs, mainly related to certain transformation projects in IT & Cloud, which due to recent negative developments are not expected to be covered by future project revenues.

In light of the current market environment and company position we are taking a more prudent approach in assessing risk exposures. In this work we have identified certain large, complex transformation projects with challenging profitability and higher inherent risks, that we are focused on mitigating.

On March 28, 2017, we presented a more focused business strategy and a new Executive Team. The new strategy aims to revitalize technology and market leadership, improve group profitability and enable customer success.

The strategy builds on reallocating resources and investments to core portfolio areas, fully leveraging the potential of 5G, IoT and cloud. We will also refocus Managed Services and Network Roll-out to improve profitability. By addressing low-performing operations within Managed Services and optimizing the offering within Network Roll-out, full-year sales are expected to be negatively impacted by up to SEK 10 b. by 2019.

We are not satisfied with the cost structure of the company and the existing cost and efficiency program is not yielding sufficient results. Based on current profitability, we will intensify our efforts to reduce cost with focus on structural changes to generate lasting efficiency gains and increase cost competitiveness. Our target is to surpass previous ambitions. However, we need to increase investment in certain core areas to develop our product portfolio, which can temporarily increase cost levels.

The more focused business strategy is expected to result in a significantly improved profitability already in 2018. Beyond 2018, we believe that we can at least double the underlying 2016 operating margin.

Börje Ekholm

President and CEO

Planning assumptions going forward

•	Industry trends and business mix in mobile broadband from 2016 are expected to prevail in 2017.

•	RAN equipment market in USD estimated to decline by -2% to -6% in 2017.

•	The earlier communicated renewed managed services contract with reduced scope in North America will impact sales negatively YoY in Q2 and Q3 2017.

•	Addressing low-performing operations in Managed Services and optimizing the offering within Network Rollout are expected to reduce full-year sales by up to SEK 10 b. by 2019.

•	The baseline for current IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis.

•	The restructuring charges for 2017 are estimated to be SEK 6-8 b.

1)	Restructuring, write-down of assets as well as provisions and adjustments related to certain customer projects had a significant negative impact on the reported Q1 2017 result.

2      Ericsson  |  First Quarter Report 2017

FINANCIAL HIGHLIGHTS

SEK b.	Q1 2017	Q1 2016	YoY change	Q4 2016	QoQ change
Net sales	46.4	52.2	-11%	65.2	-29%
Of which Networks	34.9	39.9	-13%	47.8	-27%
Of which IT & Cloud	9.5	9.8	-3%	14.9	-36%
Of which Media	2.0	2.4	-20%	2.5	-23%
Gross income	6.4	17.4	-63%	17.0	-62%
Gross margin (%)	13.9%	33.3%	—	26.1%	—
Research and development expenses	-9.1	-7.5	21%	-8.9	2%
Selling and administrative expenses	-9.9	-6.7	47%	-8.8	12%
Other operating income and expenses	0.1	0.3	-48%	0.4	-61%
Operating income	-12.3	3.5	—	-0.3	—
Operating margin	-26.6%	6.7%	—	-0.4%	—
for Networks	-2%	14%	—	5%	—
for IT & Cloud	-94%	-20%	—	-12%	—
for Media	-143%	-13%	—	-33%	—
Financial net	-0.4	-0.5	-7%	-0.7	-37%
Taxes	1.9	-0.9	—	-0.6	—
Net income	-10.9	2.1	—	-1.6	—
Restructuring charges	-1.7	-0.6	176%	-4.6	-63%

Net sales

Sales as reported decreased by -11% YoY. The mobile broadband market remained weak in the quarter with continued low investment levels, particularly in Latin America, Africa and parts of Europe.

Sales in North America declined YoY mainly due to the earlier communicated renewed managed services contract with reduced scope effective from Q4 2016. Sales in North East Asia were flat YoY supported by increased Networks sales in Japan, partly offset by lower IT & Cloud sales in mainland China. The transition from 3G to 4G continued and generated sales growth in South East Asia.

As anticipated, sales declined sequentially with more than normal seasonality following hardware deliveries made in Q4 2016, on customer request, previously planned for Q1 2017. Sales declined by -29% QoQ.

Total sales for Managed Services, as defined in 2016, including Broadcast Services, were SEK 6.2 (7.4) b. The decline mainly refers to the earlier communicated re-scoped managed services contract in North America. The definition of Managed Services will be adjusted in 2018, at latest, to mirror the new organization.

IPR licensing revenues

IPR licensing revenues declined YoY to SEK 2.0 (3.8) b. following certain one-time items in same period last year. IPR licensing revenues were flat QoQ.

Asset write-downs, provisions and adjustments

As announced on March 28, the company has decided to focus its business strategy and explore strategic opportunities for the Media as well as the Cloud infrastructure hardware businesses. As a consequence write-down of assets amounting to SEK -3.3 b., of which SEK -1.5 b. in IT & Cloud, SEK -1.7 b. in Media and SEK -0.1 b. in Networks, were made in the quarter.

As also announced on March 28, provisions and adjustments triggered by negative developments late in the quarter, related to certain large customer projects were required. These provisions and adjustments amounted to SEK -8.4 b. Customer settlements and revaluation of customer discounts, due to lower projected customer volumes, reduced net sales by SEK -1.4 b. Operating expenses were impacted by SEK -1.5 b. due to reassessment of the value of trade receivables. The remaining SEK -5.5 b. is provisions for additional project costs, mainly related to certain transformation projects in IT & Cloud, which due to recent negative developments are not expected to be covered by future project revenues.

3      Ericsson  |  First Quarter Report 2017

Gross margin

Gross margin declined to 13.9% (33.3%) and from 26.1% QoQ, mainly due to the additional provisions and adjustments.

Operating expenses

Operating expenses increased to SEK 18.9 (14.2) b. and sequentially from SEK 17.7 b., due to the write-down of assets as well as additional provisions and adjustments.

Other operating income and expenses

Other operating income and expenses declined YoY and QoQ. The revaluation and realization effects of currency hedge contracts were SEK 0.0 (0.2) b. Such effects were SEK -0.4 b. in Q4, 2016.

As of Q1 2017, the funding of foreign exchange forecast hedging will be managed through foreign exchange loans (USD) instead of foreign exchange derivatives. Therefore, any revaluation and realization effects will be included in financial expenses instead of in other operating income and expenses.

The hedge balance is in USD. The SEK strengthened against the USD between Dec 31, 2016 (SEK/USD rate 9.06) and March 31, 2017 (SEK/USD rate 8.93).

Restructuring charges

Total restructuring charges were SEK -1.7 (-0.6) b. For full-year 2017, the restructuring charges are estimated to be SEK 6-8 b.

Operating income

Operating income decreased to SEK -12.3 (3.5) b., mainly due to the additional provisions and adjustments, asset write-downs and increased restructuring charges.

Operating income decreased sequentially from SEK -0.3 b., mainly due to the additional provisions and adjustments as well as asset write-downs, partly offset by reduced restructuring charges.

Financial net

Financial net was flat YoY and improved QoQ as Q4 2016 was negatively impacted by depreciated local currencies in certain markets.

Taxes

Taxes were positive in the quarter following the negative income.

Net income and EPS

Net income and EPS diluted decreased YoY and QoQ, following the negative operating income. EPS diluted was SEK -3.29 (0.60).

Employees

The number of employees on March 31, 2017 was 110,898 compared with 111,464 on Dec 31, 2016. A majority of the headcount reductions was in Sweden. In addition, 1,600 employees in Sweden, who left the company on voluntary basis, are still included in the headcount numbers without impacting salary costs.

4      Ericsson  |  First Quarter Report 2017

REGIONAL SALES

	First quarter 2017				Change
SEK b.	Networks	IT & Cloud	Media	Total	YoY	QoQ
North America	9.2	2.3	0.3	11.8	-10%	-20%
Latin America	2.0	0.8	0.0	2.9	-29%	-42%
Northern Europe and Central Asia	1.2	0.4	0.1	1.7	-24%	-38%
Western and Central Europe	2.5	0.7	0.4	3.6	-17%	-21%
Mediterranean	2.8	1.4	0.2	4.4	1%	-35%
Middle East	2.4	1.0	0.1	3.5	-3%	-45%
Sub-Saharan Africa	1.4	0.5	0.0	1.9	-9%	-29%
India	1.8	0.6	0.0	2.4	-10%	-20%
North East Asia	4.6	0.9	0.0	5.6	0%	-42%
South East Asia and Oceania	4.8	0.7	0.1	5.6	7%	-16%
Other 1)	2.0	0.2	0.6	2.9	-40%	4%

Total	34.9	9.5	2.0	46.4	-11%	-29%

1)	Region “Other” includes licensing revenues, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

North America sales declined, mainly due to the earlier communicated reduced scope of a renewed managed services contract. Mobile broadband infrastructure sales were stable. IT & Cloud sales increased, driven by digital transformation projects reaching milestones in the quarter.

Latin America

Sales declined as mobile broadband investments continue to be impacted by the macroeconomic environment and declining sales in Mexico.

Northern Europe and Central Asia

Sales decreased, impacted by continued lower investments in mobile broadband infrastructure and last year’s project completion in Russia.

Western and Central Europe

Sales declined as operators continued to reduce investments in mobile broadband infrastructure in order to focus on cash flow as well as shifting investments into fiber deployments.

Mediterranean

Sales increased slightly with higher investments in mobile broadband infrastructure while the weak development of related capacity business continued. The managed services business continued to develop favorably.

Middle East

Sales declined slightly in a continued challenging macroeconomic environment. Networks product sales declined as operators remained cautious on mobile broadband capacity investments while the networks services business grew.

Sub-Saharan Africa

Sales declined due to a continued challenging macroeconomic environment in key markets following political uncertainty and on the back of low commodity prices impacting demand.

India

Following a fast pace of 4G deployments in Q4 2016, driven by the spectrum auctions late 2016, sales were down impacted by consolidations and tariff competition between operators.

North East Asia

Sales remained stable. Sales in Mainland China declined due to continued reduced investments by one customer. Sales in Japan and Korea increased, driven by network modernizations and financial year-end sales in Japan.

South East Asia and Oceania

Sales growth was driven primarily by mobile broadband investments in Vietnam. Networks services developed favorably, mainly driven by managed services and network optimization.

Other

IPR licensing revenues amounted to SEK 2.0 (3.8) b. IPR licensing revenues in Q1 2016 were positively impacted by one-off items.

5      Ericsson  |  First Quarter Report 2017

SEGMENT RESULTS

NETWORKS

SEK b.	Q1 2017	Q1 2016	YoY change	Q4 2016	QoQ change
Net sales	34.9	39.9	-13%	47.8	-27%
Of which products	19.4	22.8	-15%	27.5	-29%
Of which services	15.5	17.1	-10%	20.3	-24%
Gross income	8.0	13.0	-39%	11.8	-32%
Gross margin	23%	33%	—	25%	—
Operating income	-0.5	5.8	-109%	2.4	-123%
Operating margin	-2%	14%	—	5%	—
Restructuring charges	-1.4	-0.4	—	-2.4	-40%

Net sales

Sales as reported decreased by -13% YoY. Networks product sales declined YoY mainly due to continued low investments in mobile broadband in certain markets and lower IPR licensing revenues amounting to SEK 1.6 (3.1) b. Network services sales declined YoY mainly due to lower managed services sales following the earlier communicated renewed contract in North America with reduced scope.

In 2016, a number of markets, in regions such as Latin America, and Middle East and Africa, were impacted by a weak macroeconomic environment with a negative effect on mobile broadband investments. The mobile broadband market remained weak in the first quarter.

The earlier communicated renewed managed services contract, with reduced scope, in North America was the main reason behind the sales decline YoY in the region. Sales in North East Asia increased YoY with sales growth in Japan and Korea.

The transition from 3G to 4G continued to drive sales growth YoY in Asia Pacific. A large mobile broadband coverage project in Vietnam was the main contributor to growth.

Reported sales declined by -27% QoQ, impacted by hardware deliveries made in Q4 2016 on customer request previously planned for Q1 2017.

The transition to the new Ericsson Radio System platform is tracking towards the target of approximately 50% of total deliveries in 2017.

Gross margin

Gross margin decreased YoY due to increased provisions and adjustments as well as lower IPR licensing revenues.

Operating income and margin

Operating income decreased YoY and QoQ, mainly due to increased provisions and adjustments and lower sales.

The effects of revaluation and realization of currency hedge contracts were SEK 0.0 (0.1) b. in the quarter. In Q4 2016, the effects of currency hedge contracts were negative at SEK -0.3 b.

6      Ericsson  |  First Quarter Report 2017

IT & CLOUD

SEK b.	Q1 2017	Q1 2016	YoY change	Q4 2016	QoQ change
Net sales	9.5	9.8	-3%	14.9	-36%
Of which products	4.1	4.8	-14%	6.7	-39%
Of which services	5.4	5.1	8%	8.2	-34%
Gross income	-2.1	3.3	-164%	4.7	-145%
Gross margin	-22%	33%	—	31%	—
Operating income	-9.0	-2.0	—	-1.8	—
Operating margin	-94%	-20%	—	-12%	—
Restructuring charges	-0.2	-0.2	26%	-1.8	-87%

Net sales

Sales as reported declined by -3% YoY due to lower product sales while services sales increased. Sales of legacy portfolio products, in network infrastructure as well as in OSS & BSS, continued to decline and were not offset by growth in the new portfolio. To prepare for 5G, customers are digitalizing Core and IT, leading to an increased demand for transformation services while the demand for legacy products is decreasing. The services share of sales has increased from 51% Q1 2016 to 57% Q1 2017. IPR and licensing revenues declined YoY to SEK 0.2 (0.4) b.

Sales declined by -36% QoQ after a seasonally strong Q4. Sales in North East Asia and Europe declined more than normal seasonality following milestone completions in large projects in 2016.

Gross margin

Gross margin decreased YoY and QoQ mainly due to increased provisions and adjustments. The services margin continues to be impacted by the ongoing large transformation projects and the service capability build-up to handle the introduction of new platforms. In addition, IT managed services margins are negatively impacted by projects in their initial transformation phase. IT & Cloud product margins were stable.

Operating income and margin

Operating income decreased YoY and QoQ, mainly due to increased provisions, adjustments and write-downs.

7      Ericsson  |  First Quarter Report 2017

MEDIA

SEK b.	Q1 2017	Q1 2016	YoY change	Q4 2016	QoQ change
Net sales	2.0	2.4	-20%	2.5	-23%
Gross income	0.6	1.1	-49%	0.6	-1%
Gross margin	28%	45%	—	22%	—
Operating income	-2.8	-0.3	—	-0.8	—
Operating margin	-143%	-13%	—	-33%	—
Restructuring charges	-0.1	0.0	—	-0.4	-87%

Net sales

Sales declined YoY primarily due to lower sales of legacy products and lower IPR licensing revenues. The transition to the next-generation MediaFirst platform is ongoing with contracts signed and ongoing customer trials, which have not yet translated into sales. IPR licensing revenues were
SEK 0.2 (0.4) b.

The iconectiv (number portability solutions) sales grew more than 20% YoY. In the quarter, a minority investment in iconectiv by Francisco Partners, subject to regulatory approval, was secured to accelerate value growth.

Sales declined QoQ by -23% after a seasonally strong Q4.

Operating income and margin

Operating income decreased YoY and QoQ, mainly due to asset write-downs.

Operating expenses for legacy products have been significantly reduced, however the reduction was offset by increased investments in new areas including the iconectiv business.

8      Ericsson  |  First Quarter Report 2017

CASH FlOW

SEK b.	Q1 2017	Q1 2016	Q4 2016
Net income reconciled to cash	-9.2	3.6	1.6
Changes in operating net assets	7.7	-6.0	17.9
Cash flow from operating activities	-1.5	-2.4	19.4
Cash flow from investing activities	-13.6	-1.0	-6.6
Cash flow from financing activities	10.9	0.1	-1.0
Net change in cash and cash equivalents	-4.0	-4.3	12.6

Operating activities

Cash flow from operating activities was SEK -1.5 b. in the quarter, due to the negative net income. However, this was partly offset by changes in operating assets of SEK 7.7 b. supported by lower trade receivables. The reduction of trade receivables QoQ was an effect of lower sales. The cash flow effect from sale of trade receivables in the quarter was SEK 1.4 b. higher than in Q1 2016.

Inventory increased sequentially following high project activity and seasonally lower delivery volumes. Trade payables increased slightly QoQ.

Cash outlays related to restructuring charges were SEK -1.6 (-0.5) b. in the quarter.

Investing activities

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK -1.0 b. where investments in the Global ICT centers continued to decrease. The cash flow effect from capitalized development expenses amounted to SEK -0.9 b. Investments of SEK 11.9 b. were made in interest-bearing securities following the launch of the new Euro bonds.

Financing activities

Cash flow from financing activities was positively impacted by the launch of two Euro bonds in March, together amounting to EUR 1.0 b. No large acquisition was made in the quarter.

Net cash was SEK 28.3 b. at the end of the quarter.

Working capital KPIs, number of days	Jan-Mar 2017	Jan-Dec 2016	Jan-Sep 2016	Jan-Jun 2016	Jan-Mar 2016
Sales outstanding (target: <90)	117	95	122	115	108
Inventory (target: <65)	73	69	79	81	80
Payable (target: >60)	58	56	56	59	58

9      Ericsson  |  First Quarter Report 2017

FINANCIAL POSITION

SEK b.	Mar 31 2017	Mar 31 2016	Dec 31 2016
+ Cash and cash equivalents	33.0	35.9	37.0
+ Interest-bearing securities, current	13.5	25.1	13.3
+ Interest-bearing securities, non-current	19.1	—	7.6
Gross cash	65.6	61.0	57.9
- Borrowings, current	9.5	2.4	8.0
- Borrowings, non-current	27.8	22.1	18.7
Equity	126.8	145.6	140.5
Total assets	292.2	280.3	283.3

Post-employment benefits were SEK 23.8 b., compared with SEK 23.7 b. on Dec 31, 2016.

The company launched one Euro denominated 500 million 4-year bond with a fixed coupon rate of 0.875% and one Euro denominated 500 million 7-year bond with a fixed coupon rate of 1.875% in the quarter. The bonds were issued under Ericsson’s Euro Medium Term Note Program (EMTN). The Euro bonds were invested in interest-bearing securities.

The EUR 0.5 b. term loan facility issued in Q4 2016 has been terminated.

The average maturity of long-term borrowings as of March 31, 2017, was 4.1 years, compared with 4.5 years 12 months earlier.

In the quarter Standard & Poor’s downgraded Ericsson’s long-term rating from BBB with negative outlook to BBB- with negative outlook.

Debt maturity profile, Parent Company

10      Ericsson  |  First Quarter Report 2017

OTHER INFORMATION

Ericsson launched Euro corporate bonds

On February 24, 2017, Ericsson announced a successful launch of one Euro denominated 500 million 4-year bond with a fixed coupon rate of 0.875% and one Euro denominated 500 million 7-year bond with a fixed coupon rate of 1.875%. The bonds were issued under Ericsson’s Euro Medium Term Note Program (EMTN).

Ericsson reported restated financials for 2015 and 2016

On March 10, 2017, Ericsson reported restated financials for 2015 and 2016, in accordance with the new segment reporting structure introduced in the Q1 report 2017.

Ericsson presented focused business strategy

On March 28, 2017, Ericsson presented a focused business strategy to revitalize technology and market leadership, improve group profitability and enable customer success. The company announced that it will reallocate resources and increase investments in the following core portfolio areas: networks, digital services (OSS, BSS and telecom core) and Internet of Things (IoT). In addition, the company will implement a refocused strategy for Managed Services to improve profitability and also explore strategic opportunities for the Media and Cloud infrastructure hardware businesses. The refocused strategy will have the following financial consequences in the short term: write down of assets to be made in Q1, 2017, with an estimated impact on operating income of SEK 3-4 b, restructuring charges estimated to approximately SEK 6-8 b. for 2017, of which approximately SEK 2 b. in Q1.

Separately, the company announced that it will make provisions of an estimated SEK 7-9 b. in Q1, triggered by recent negative developments related to certain large customer projects.

Ericsson simplified organizational structure and named Executive Team

On March 28, 2017, Ericsson announced that it would simplify its organizational structure by replacing the Executive Leadership Team and the Global Leadership Team by a single Executive Team. In addition, the geographical setup with ten regions will become five market areas, and the business areas are re-defined and reduced to three. Effective April 1, 2017, Ericsson’s Executive Team members are:

President and CEO – Börje Ekholm,

Business Area Networks – Fredrik Jejdling,

Business Area Managed Services – Peter Laurin,

Business Area Digital Services – Ulf Ewaldsson,

Market Area North America – Rima Qureshi,

Market Area Europe & Latin America – Arun Bansal,

Market Area Middle East & Africa – Rafiah Ibrahim,

Market Area North East Asia – Chris Houghton,

South East Asia, Oceania & India – Nunzio Mirtillo,

Technology & Emerging Business – Niklas Heuveldop,

Finance & Common Functions – Carl Mellander,

Human Resources – MajBritt Arfert,

Marketing & Communications – Helena Norrman,

Sustainability & Corporate Responsibility – Elaine Weidman Grunewald,

Legal Affairs – Nina Macpherson,

Advisor to the CEO – Jan Frykhammar,

Advisor to the CEO – Magnus Mandersson.

Per Borgklint, Anders Lindblad, Jean-Philippe Poirault and Charlotta Sund leave the Executive Leadership Team effective April 1, 2017.

Resolutions at the AGM

On March 29, 2017, Ericsson held its AGM in Kista, Stockholm. The proposed dividend of SEK 1.00 per share was approved by the AGM.

In accordance with the proposal of the Nomination Committee, Leif Johansson was re-elected Chairman of the Board of Directors.

Nora Denzel, Börje Ekholm, Kristin Skogen Lund, Kristin S. Rinne, Sukhinder Singh Cassidy, Helena Stjernholm and Jacob Wallenberg were re-elected to the Board. Jon Fredrik Baksaas, Jan Carlson and Eric A. Elzvik were elected new Board members. Ulf J. Johansson left the Board.

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the Guidelines for remuneration to Group Management and the implementation of a Long-Term Variable Compensation Program 2017 for the Executive Team.

The rating for Ericsson was downgraded to BBB- by Standard & Poor’s

On March 30, 2017, Standard & Poor’s announced that they had downgraded the senior unsecured debt ratings to BBB- with negative outlook from BBB with negative outlook.

Patent infringement lawsuits

In 2012 and 2013, Intellectual Ventures (“IV”) filed patent infringement lawsuits in the United States District Court for the District of Delaware accusing a number of Ericsson’s U.S. customers of infringing 16 U.S. patents, seeking an injunction and monetary damages. The first of these cases is set to go to trial in January 2018. IV subsequently filed another wave of lawsuits in the District of Delaware accusing a number of Ericsson’s U.S. customers of infringing 12 U.S. patents, seeking monetary damages. The first of these cases is set to go to trial in July 2017. The claims and scope of these lawsuits have recently become more well defined.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

During the first quarter of 2017, Ericsson contracted with Farabord Dadehaye Iranian for sales by Ericsson of communications infrastructure related products and services to Farabord Dadehaye Iranian. During the first quarter of 2017, Ericsson made sales of telecommunications infrastructure related products and services in Iran to Mobile Communication Company of Iran and to MTNIrancell, which generated gross revenues (reported as net sales) of approximately SEK 362 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation, during the first quarter of 2017 would be substantially lower than such gross revenues. During the first quarter of 2017, Post Bank of Iran (a local bank in Iran) issued bank guarantees to secure an Iranian customer’s payment obligations to Ericsson.

11      Ericsson  |  First Quarter Report 2017

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2016.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Networks and IT & Cloud segments including new network build-outs and new managed services or digital transformation deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New and ongoing partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest and uncertainty in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings;

•	Cyber security incidents, which may have a material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Stockholm, April 25, 2017

Telefonaktiebolaget LM Ericsson (publ)

Börje Ekholm, President and CEO

Org. Nr 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: July 18, 2017

12      Ericsson  |  First Quarter Report 2017

EDITOR’S NOTE

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 49, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

13      Ericsson  |  First Quarter Report 2017

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings and profitability; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, such as those factors described under the risk factor section. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the failure to successfully implement our business and operational initiatives

14      Ericsson  |  First Quarter Report 2017

FINANCIAL STATEMENTS AND

OTHER INFORMATION

15      Ericsson  |  First Quarter Report 2017

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Jan-Mar			Jan-Dec
SEK million	2017	2016	Change	2016

Net sales	46,369	52,209	-11%	222,608
Cost of sales	-39,931	-34,819	15%	-156,243

Gross income	6,438	17,390	-63%	66,365
Gross margin (%)	13.9%	33.3%		29.8%

Research and development expenses	-9,068	-7,485	21%	-31,635
Selling and administrative expenses	-9,861	-6,720	47%	-28,866

Operating expenses	-18,929	-14,205	33%	-60,501

Other operating income and expenses	141	273		404
Shares in earnings of JV and associated companies	11	17		31

Operating income	-12,339	3,475	-455%	6,299

Financial income	-82	-89		-115
Financial expenses	-350	-377		-2,158

Income after financial items	-12,771	3,009	-524%	4,026

Taxes	1,916	-903		-2,131

Net income	-10,855	2,106	-615%	1,895

Net income attributable to:
Stockholders of the Parent Company	-10,897	1,966		1,716
Non-controlling interests	42	140		179

Other information
Average number of shares, basic (million)	3,272	3,258		3,263
Earnings per share, basic (SEK) 1)	-3.33	0.60		0.53
Earnings per share, diluted (SEK) 1)	-3.29	0.60		0.52

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Jan-Mar		Jan-Dec
SEK million	2017	2016	2016

Net income	-10,855	2,106	1,895

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	398	-3,502	-1,766
Tax on items that will not be reclassified to profit or loss	-169	953	520

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	32	—	-7
Reclassification adjustments on gains/losses included in profit or loss	3	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	2	-4	-2
Changes in cumulative translation adjustments	-21	-1,133	4,235
Share of other comprehensive income on JV and associated companies	10	-376	-362
Tax on items that may be reclassified to profit or loss	-9	—	1

Total other comprehensive income, net of tax	246	-4,062	2,619

Total comprehensive income	-10,609	-1,956	4,514

Total comprehensive income attributable to:
Stockholders of the Parent Company	-10,674	-2,093	4,285
Non-controlling interest	65	137	229

16      Ericsson  |  First Quarter Report 2017

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2017	Dec 31 2016

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	6,460	8,076
Goodwill	43,042	43,387
Intellectual property rights, brands and other intangible assets	5,869	7,747

Property, plant and equipment	16,645	16,734

Financial assets
Equity in JV and associated companies	792	775
Other investments in shares and participations	1,112	1,179
Customer finance, non-current	2,728	2,128
Interest-bearing securities, non-current	19,124	7,586
Other financial assets, non-current	4,466	4,442

Deferred tax assets	17,435	15,522

	117,673	107,576

Current assets
Inventories	33,938	30,307

Trade receivables	65,687	68,117
Customer finance, current	2,882	2,625
Other current receivables	25,525	24,431

Interest-bearing securities, current	13,548	13,325
Cash and cash equivalents	32,954	36,966

	174,534	175,771

Total assets	292,207	283,347

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	126,105	139,817
Non-controlling interest in equity of subsidiaries	736	675

	126,841	140,492

Non-current liabilities
Post-employment benefits	23,774	23,723
Provisions, non-current	4,867	946
Deferred tax liabilities	1,888	2,147
Borrowings, non-current	27,823	18,653
Other non-current liabilities	2,699	2,621

	61,051	48,090

Current liabilities
Provisions, current	5,694	5,411
Borrowings, current	9,514	8,033
Trade payables	25,814	25,318
Other current liabilities	63,293	56,003

	104,315	94,765

Total equity and liabilities	292,207	283,347

Of which interest-bearing liabilities	37,337	26,686
Assets pledged as collateral	3,064	2,584

Contingent liabilities	1,729	1,186

17      Ericsson  |  First Quarter Report 2017

CONSOLIDATED STATEMENT

OF CASH FLOWS

	Jan-Mar		Jan-Dec
SEK million	2017	2016	2016

Operating activities
Net income	-10,855	2,106	1,895
Adjustments to reconcile net income to cash
Taxes	-4,345	-1,208	-6,200
Earnings/dividends in JV and associated companies	-7	-16	58
Depreciation, amortization and impairment losses	5,431	2,097	9,119
Other	527	652	3,135

Net income reconciled to cash	-9,249	3,631	8,007

Changes in operating net assets
Inventories	-3,585	-4,212	-613
Customer finance, current and non-current	-834	-251	-950
Trade receivables	2,397	3,408	5,933
Trade payables	626	-617	2,775
Provisions and post-employment benefits	4,645	-14	3,106
Other operating assets and liabilities, net	4,459	-4,317	-4,248

	7,708	-6,003	6,003

Cash flow from operating activities	-1,541	-2,372	14,010

Investing activities
Investments in property, plant and equipment	-1,015	-1,474	-6,129
Sales of property, plant and equipment	69	44	482
Acquisitions/divestments of subsidiaries and other operations, net	3	-108	-622
Product development	-865	-1,208	-4,483
Other investing activities	110	735	-3,004
Interest-bearing securities	-11,886	1,013	5,473

Cash flow from investing activities	-13,584	-998	-8,283

Cash flow before financing activities	-15,125	-3,370	5,727

Financing activities
Dividends paid	-4	-33	-12,263
Other financing activities	10,902	94	521

Cash flow from financing activities	10,898	61	-11,742

Effect of exchange rate changes on cash	215	-981	2,757

Net change in cash and cash equivalents	-4,012	-4,290	-3,258

Cash and cash equivalents, beginning of period	36,966	40,224	40,224

Cash and cash equivalents, end of period	32,954	35,934	36,966

18      Ericsson  |  First Quarter Report 2017

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

	Jan-Mar			Jan-Dec
SEK million	2017		2016	2016

Opening balance	140,492		147,366	147,366
Total comprehensive income	-10,609		-1,956	4,514
Sale/repurchase of own shares	25		29	-216
Stock issue (net)	—		—	131
Stock purchase plan	210		238	957
Dividends paid	-3,277	1)	-33	-12,263
Transactions with non-controlling interests	—		—	3

Closing balance	126,841		145,644	140,492

1)	Includes accrual of SEK 3,273 million for the dividend approved by the Annual General Meeting on March 29, 2017.

CONSOLIDATED INCOME STATEMENT

- ISOLATED QUARTERS

	2017	2016
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net sales	46,369	65,215	51,076	54,108	52,209
Cost of sales	-39,931	-48,195	-36,616	-36,613	-34,819

Gross income	6,438	17,020	14,460	17,495	17,390
Gross margin (%)	13.9%	26.1%	28.3%	32.3%	33.3%

Research and development expenses	-9,068	-8,890	-7,855	-7,405	-7,485
Selling and administrative expenses	-9,861	-8,799	-6,238	-7,109	-6,720

Operating expenses	-18,929	-17,689	-14,093	-14,514	-14,205

Other operating income and expenses	141	364	-3	-230	273
Shares in earnings of JV and associated companies	11	25	-23	12	17

Operating income	-12,339	-280	341	2,763	3,475

Financial income	-82	61	-226	139	-89
Financial expenses	-350	-744	-371	-666	-377

Income after financial items	-12,771	-963	-256	2,236	3,009

Taxes	1,916	-634	76	-670	-903

Net income	-10,855	-1,597	-180	1,566	2,106

Net income attributable to:
Stockholders of the Parent Company	-10,897	-1,604	-233	1,587	1,966
Non-controlling interests	42	7	53	-21	140

Other information
Average number of shares, basic (million)	3,272	3,268	3,264	3,261	3,258
Earnings per share, basic (SEK) 1)	-3.33	-0.49	-0.07	0.49	0.60
Earnings per share, diluted (SEK) 1)	-3.29	-0.48	-0.07	0.48	0.60

1)	Based on Net income attributable to stockholders of the Parent Company.

19      Ericsson  |  First Quarter Report 2017

CONSOLIDATED STATEMENT

OF CASH FLOWS - ISOLATED QUARTERS

	2017	2016
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	-10,855	-1,597	-180	1,566	2,106
Adjustments to reconcile net income to cash
Taxes	-4,345	-300	-1,282	-3,410	-1,208
Earnings/dividends in JV and associated companies	-7	-21	22	73	-16
Depreciation, amortization and impairment losses	5,431	2,610	2,308	2,104	2,097
Other	527	865	630	988	652

Net income reconciled to cash	-9,249	1,557	1,498	1,321	3,631

Changes in operating net assets
Inventories	-3,585	4,286	980	-1,667	-4,212
Customer finance, current and non-current	-834	-106	223	-816	-251
Trade receivables	2,397	3,713	-624	-564	3,408
Trade payables	626	3,306	-2,371	2,457	-617
Provisions and post-employment benefits	4,645	2,772	130	218	-14
Other operating assets and liabilities, net	4,459	3,884	-2,153	-1,662	-4,317

	7,708	17,855	-3,815	-2,034	-6,003

Cash flow from operating activities	-1,541	19,412	-2,317	-713	-2,372

Investing activities
Investments in property, plant and equipment	-1,015	-1,699	-1,384	-1,572	-1,474
Sales of property, plant and equipment	69	277	111	50	44
Acquisitions/divestments of subsidiaries and other operations, net	3	-50	16	-480	-108
Product development	-865	-1,291	-885	-1,099	-1,208
Other investing activities	110	-2,341	-508	-890	735
Interest-bearing securities	-11,886	-1,505	610	5,355	1,013

Cash flow from investing activities	-13,584	-6,609	-2,040	1,364	-998

Cash flow before financing activities	-15,125	12,803	-4,357	651	-3,370

Financing activities
Dividends paid	-4	—	-163	-12,067	-33
Other financing activities	10,902	-1,039	-1,295	2,761	94

Cash flow from financing activities	10,898	-1,039	-1,458	-9,306	61

Effect of exchange rate changes on cash	215	801	1,285	1,652	-981

Net change in cash and cash equivalents	-4,012	12,565	-4,530	-7,003	-4,290

Cash and cash equivalents, beginning of period	36,966	24,401	28,931	35,934	40,224

Cash and cash equivalents, end of period	32,954	36,966	24,401	28,931	35,934

20      Ericsson  |  First Quarter Report 2017

ADDITIONAL INFORMATION

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2016, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per December 31, 2017 and IFRS as endorsed by the EU.

None of the new or amended standards and interpretations that became effective January 1, 2017, have had a significant impact on the financial result or position of the Company.

21      Ericsson  |  First Quarter Report 2017

NET SALES BY SEGMENT BY QUARTER*

	2017	2016
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	34,860	47,791	37,020	40,245	39,935
Of which products	19,410	27,519	19,249	23,037	22,795
Of which services	15,450	20,272	17,771	17,208	17,140
IT & Cloud	9,545	14,884	11,716	11,500	9,830
Of which products	4,103	6,682	5,479	5,298	4,773
Of which services	5,442	8,202	6,237	6,202	5,057
Media	1,964	2,540	2,340	2,363	2,444

Total	46,369	65,215	51,076	54,108	52,209

	2017	2016
Sequential change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-27%	29%	-8%	1%	—
Of which products	-29%	43%	-16%	1%	—
Of which services	-24%	14%	3%	0%	—
IT & Cloud	-36%	27%	2%	17%	—
Of which products	-39%	22%	3%	11%	—
Of which services	-34%	32%	1%	23%	—
Media	-23%	9%	-1%	-3%	—

Total	-29%	28%	-6%	4%	-29%

	2017	2016
Year over year change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-13%	—	—	—	—
Of which products	-15%	—	—	—	—
Of which services	-10%	—	—	—	—
IT & Cloud	-3%	—	—	—	—
Of which products	-14%	—	—	—	—
Of which services	8%	—	—	—	—
Media	-20%	—	—	—	—

Total	-11%	-11%	-14%	-11%	-2%

	2017	2016
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	34,860	164,991	117,200	80,180	39,935
Of which products	19,410	92,600	65,081	45,832	22,795
Of which services	15,450	72,391	52,119	34,348	17,140
IT & Cloud	9,545	47,930	33,046	21,330	9,830
Of which products	4,103	22,232	15,550	10,071	4,773
Of which services	5,442	25,698	17,496	11,259	5,057
Media	1,964	9,687	7,147	4,807	2,444

Total	46,369	222,608	157,393	106,317	52,209

	2017	2016
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-13%	-11%	—	—	—
Of which products	-15%	-12%	—	—	—
Of which services	-10%	-8%	—	—	—
IT & Cloud	-3%	-7%	—	—	—
Of which products	-14%	-16%	—	—	—
Of which services	8%	1%	—	—	—
Media	-20%	-7%	—	—	—

Total	-11%	-10%	-9%	-7%	-2%

*	Net sales by segment has been restated for each quarter of 2016 and for the full year 2015. Comparisons against isolated quarters in 2015 are not available by segment.

22      Ericsson  |  First Quarter Report 2017

GROSS INCOME AND GROSS MARGIN

BY SEGMENT BY QUARTER

	2017	2016
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	7,980	11,783	9,867	12,522	13,011
IT & Cloud	-2,100	4,676	3,833	4,061	3,281
Media	558	561	760	912	1,098

Total	6,438	17,020	14,460	17,495	17,390

	2017	2016
Isolated quarters, As percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	23%	25%	27%	31%	33%
IT & Cloud	-22%	31%	33%	35%	33%
Media	28%	22%	32%	39%	45%

Total	14%	26%	28%	32%	33%

	2017	2016
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	7,980	47,183	35,400	25,533	13,011
IT & Cloud	-2,100	15,851	11,175	7,342	3,281
Media	558	3,331	2,770	2,010	1,098

Total	6,438	66,365	49,345	34,885	17,390

	2017	2016
Year to date, As percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	23%	29%	30%	32%	33%
IT & Cloud	-22%	33%	34%	34%	33%
Media	28%	34%	39%	42%	45%

Total	14%	30%	31%	33%	33%

23      Ericsson  |  First Quarter Report 2017

OPERATING INCOME AND OPERATING MARGIN

BY SEGMENT BY QUARTER

	2017	2016
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	-538	2,380	2,839	4,789	5,762
IT & Cloud	-8,997	-1,819	-1,740	-1,546	-1,977
Media	-2,804	-841	-758	-480	-310

Total	-12,339	-280	341	2,763	3,475

	2017	2016
Isolated quarters, As percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	-2%	5%	8%	12%	14%
IT & Cloud	-94%	-12%	-15%	-13%	-20%
Media	-143%	-33%	-32%	-20%	-13%

Total	-27%	0%	1%	5%	7%

	2017	2016
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-538	15,770	13,390	10,551	5,762
IT & Cloud	-8,997	-7,082	-5,263	-3,523	-1,977
Media	-2,804	-2,389	-1,548	-790	-310

Total	-12,339	6,299	6,579	6,238	3,475

	2017	2016
Year to date As percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-2%	10%	11%	13%	14%
IT & Cloud	-94%	-15%	-16%	-17%	-20%
Media	-143%	-25%	-22%	-16%	-13%

Total	-27%	3%	4%	6%	7%

24      Ericsson  |  First Quarter Report 2017

NET SALES

BY REGION BY QUARTER*

	2017	2016
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

North America	11,811	14,851	13,178	13,358	13,147
Latin America	2,887	4,974	4,383	4,550	4,047
Northern Europe & Central Asia 1) 2)	1,735	2,781	2,105	2,158	2,286
Western & Central Europe 2)	3,645	4,588	3,949	4,828	4,373
Mediterranean 2)	4,440	6,785	4,667	5,546	4,394
Middle East	3,487	6,397	4,286	4,926	3,579
Sub Saharan Africa	1,927	2,732	2,012	2,313	2,120
India	2,422	3,042	2,597	2,426	2,683
North East Asia	5,561	9,623	6,122	6,041	5,579
South East Asia & Oceania	5,587	6,676	5,081	5,304	5,222
Other 1) 2)	2,867	2,766	2,696	2,658	4,779

Total	46,369	65,215	51,076	54,108	52,209

1) Of which in Sweden	925	843	690	477	1,113
2) Of which in EU	8,239	11,154	8,507	9,635	9,229

	2017	2016
Sequential change, percent	Q1	Q4	Q3	Q2	Q1

North America	-20%	13%	-1%	2%	-21%
Latin America	-42%	13%	-4%	12%	-34%
Northern Europe & Central Asia 1) 2)	-38%	32%	-2%	-6%	-22%
Western & Central Europe 2)	-21%	16%	-18%	10%	-25%
Mediterranean 2)	-35%	45%	-16%	26%	-38%
Middle East	-45%	49%	-13%	38%	-41%
Sub Saharan Africa	-29%	36%	-13%	9%	-26%
India	-20%	17%	7%	-10%	-15%
North East Asia	-42%	57%	1%	8%	-37%
South East Asia & Oceania	-16%	31%	-4%	2%	-3%
Other 1) 2)	4%	3%	1%	-44%	-44%

Total	-29%	28%	-6%	4%	-29%

1) Of which in Sweden	10%	22%	45%	-57%	15%
2) Of which in EU	-26%	31%	-12%	4%	-27%

	2017	2016
Year-over-year change, percent	Q1	Q4	Q3	Q2	Q1

North America	-10%	-11%	-8%	-8%	8%
Latin America	-29%	-19%	-22%	-10%	-12%
Northern Europe & Central Asia 1) 2)	-24%	-5%	-19%	-18%	-18%
Western & Central Europe 2)	-17%	-21%	-21%	-15%	-17%
Mediterranean 2)	1%	-4%	-17%	-7%	-14%
Middle East	-3%	5%	-25%	-24%	-21%
Sub Saharan Africa	-9%	-4%	-25%	-13%	-2%
India	-10%	-4%	-28%	-20%	-24%
North East Asia	0%	8%	-4%	-13%	-7%
South East Asia & Oceania	7%	25%	5%	8%	23%
Other 1) 2)	-40%	-67%	-6%	-3%	54%

Total	-11%	-11%	-14%	-11%	-2%

1) Of which in Sweden	-17%	-13%	-39%	-20%	2%
2) Of which in EU	-11%	-12%	-20%	-16%	-15%

*	Net sales by region has been restated. Broadcast services, previously reported in Region Other, is now reported per geographical region. In addition, part of the business related to former Telcordia has been transferred from the geographic regions to Region Other.

25      Ericsson  |  First Quarter Report 2017

NET SALES

BY REGION BY QUARTER, CONT.*

	2017	2016
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	11,811	54,534	39,683	26,505	13,147
Latin America	2,887	17,954	12,980	8,597	4,047
Northern Europe & Central Asia 1) 2)	1,735	9,330	6,549	4,444	2,286
Western & Central Europe 2)	3,645	17,738	13,150	9,201	4,373
Mediterranean 2)	4,440	21,392	14,607	9,940	4,394
Middle East	3,487	19,188	12,791	8,505	3,579
Sub Saharan Africa	1,927	9,177	6,445	4,433	2,120
India	2,422	10,748	7,706	5,109	2,683
North East Asia	5,561	27,365	17,742	11,620	5,579
South East Asia & Oceania	5,587	22,283	15,607	10,526	5,222
Other 1) 2)	2,867	12,899	10,133	7,437	4,779

Total	46,369	222,608	157,393	106,317	52,209

1) Of which in Sweden	925	3,123	2,280	1,590	1,113
2) Of which in EU	8,239	38,525	27,371	18,864	9,229

Year to date, year-over-year change, percent	2017	2016
	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	-10%	-6%	-3%	-1%	8%
Latin America	-29%	-16%	-15%	-11%	-12%
Northern Europe & Central Asia 1) 2)	-24%	-15%	-18%	-18%	-18%
Western & Central Europe 2)	-17%	-18%	-17%	-16%	-17%
Mediterranean 2)	1%	-10%	-12%	-10%	-14%
Middle East	-3%	-16%	-24%	-23%	-21%
Sub Saharan Africa	-9%	-11%	-14%	-8%	-2%
India	-10%	-20%	-25%	-22%	-24%
North East Asia	0%	-3%	-8%	-10%	-7%
South East Asia & Oceania	7%	15%	12%	15%	23%
Other 1) 2)	-40%	-25%	16%	27%	54%

Total	-11%	-10%	-9%	-7%	-2%

1) Of which in Sweden	-17%	-18%	-19%	-6%	2%
2) Of which in EU	-11%	-15%	-17%	-16%	-15%

*	Net sales by region has been restated. Broadcast services, previously reported in Region Other, is now reported per geographical region. In addition, part of the business related to former Telcordia has been transferred from the geographic regions to Region Other.

TOP 5 COUNTRIES IN SALES

Country	Q1		Jan-Dec
Percentage of Net sales	2017	2016	2016

United States	26%	27%	25%
China	7%	9%	9%
India	5%	5%	5%
Japan	5%	4%	3%
Vietnam	4%	1%	1%

26      Ericsson  |  First Quarter Report 2017

NET SALES

BY REGION BY SEGMENT

	Q1 2017
SEK million	Networks	IT & Cloud	Media	Total

North America	9,229	2,287	295	11,811
Latin America	2,015	845	27	2,887
Northern Europe & Central Asia	1,208	424	103	1,735
Western & Central Europe	2,519	690	436	3,645
Mediterranean	2,844	1,367	229	4,440
Middle East	2,397	1,015	75	3,487
Sub Saharan Africa	1,354	538	35	1,927
India	1,825	586	11	2,422
North East Asia	4,625	889	47	5,561
South East Asia & Oceania	4,828	692	67	5,587
Other	2,016	212	639	2,867

Total	34,860	9,545	1,964	46,369

Share of total	75%	21%	4%	100%

	Q1 2017
Sequential change, percent	Networks	IT & Cloud	Media	Total

North America	-22%	-11%	-42%	-20%
Latin America	-43%	-35%	-79%	-42%
Northern Europe & Central Asia	-39%	-37%	-20%	-38%
Western & Central Europe	-8%	-47%	-21%	-21%
Mediterranean	-25%	-49%	-27%	-35%
Middle East	-47%	-42%	-15%	-45%
Sub Saharan Africa	-36%	-10%	775%	-29%
India	-28%	21%	-39%	-20%
North East Asia	-35%	-63%	-18%	-42%
South East Asia & Oceania	-15%	-21%	-29%	-16%
Other	9%	-21%	-2%	4%

Total	-27%	-36%	-23%	-29%

	Q1 2017
Year over year change, percent	Networks	IT & Cloud	Media	Total

North America	-15%	32%	-44%	-10%
Latin America	-32%	-19%	-52%	-29%
Northern Europe & Central Asia	-31%	4%	-18%	-24%
Western & Central Europe	-21%	6%	-20%	-17%
Mediterranean	4%	-6%	8%	1%
Middle East	-3%	-1%	-7%	-3%
Sub Saharan Africa	-8%	-16%	150%	-9%
India	-15%	17%	-52%	-10%
North East Asia	8%	-30%	4%	0%
South East Asia & Oceania	8%	3%	10%	7%
Other	-44%	-52%	-15%	-40%

Total	-13%	-3%	-20%	-11%

27      Ericsson  |  First Quarter Report 2017

PROVISIONS

	2017	2016
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Opening balance	6,357	3,245	3,387	3,532	3,838
Additions	6,365	4,349	666	839	492
Utilization/Cash out	-2,085	-976	-716	-794	-667
Of which restructuring	-1,586	-785	-529	-639	-487
Reversal of excess amounts	-66	-253	-129	-240	-67
Reclassification, translation difference and other	-11	-8	37	50	-64

Closing balance	10,560	6,357	3,245	3,387	3,532

	2017	2016
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	6,357	3,838	3,838	3,838	3,838
Additions	6,365	6,346	1,997	1,331	492
Utilization/Cash out	-2,085	-3,153	-2,177	-1,461	-667
Of which restructuring	-1,586	-2,440	-1,655	-1,126	-487
Reversal of excess amounts	-66	-689	-436	-307	-67
Reclassification, translation difference and other	-11	15	23	-14	-64

Closing balance	10,560	6,357	3,245	3,387	3,532

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2017	2016
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,015	1,699	1,384	1,572	1,474
Capitalized development expenses 1)	865	1,291	885	1,099	1,208
IPR, brands and other intangible assets	1	0	-4	13	5

Total	1,881	2,990	2,265	2,684	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	1,075	1,318	1,106	1,083	1,062
Capitalized development expenses	2,481	652	511	386	351
IPR, brands and other intangible assets	1,875	640	691	635	684

Total	5,431	2,610	2,308	2,104	2,097

1) Including reclassification

	2017	2016
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	1,015	6,129	4,430	3,046	1,474
Capitalized development expenses 1)	865	4,483	3,192	2,307	1,208
IPR, brands and other intangible assets	1	14	14	18	5

Total	1,881	10,626	7,636	5,371	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	1,075	4,569	3,251	2,145	1,062
Capitalized development expenses	2,481	1,900	1,248	737	351
IPR, brands and other intangible assets	1,875	2,650	2,010	1,319	684

Total	5,431	9,119	6,509	4,201	2,097

1)	Including reclassification

28      Ericsson  |  First Quarter Report 2017

OTHER INFORMATION

	Jan-Mar		Jan-Dec
SEK million	2017	2016	2016

Number of shares and earnings per share
Number of shares, end of period (million)	3,331	3,305	3,331
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,069	3,043	3,069
Number of treasury shares, end of period (million)	58	46	62
Number of shares outstanding, basic, end of period (million)	3,273	3,259	3,269
Numbers of shares outstanding, diluted, end of period (million)	3,314	3,293	3,309
Average number of treasury shares (million)	59	47	60
Average number of shares outstanding, basic (million)	3,272	3,258	3,263
Average number of shares outstanding, diluted (million) 1)	3,313	3,292	3,303
Earnings per share, basic (SEK)	-3.33	0.60	0.53
Earnings per share, diluted (SEK) 1)	-3.29	0.60	0.52

Ratios
Days sales outstanding	117	108	95
Inventory turnover days	73	80	69
Payable days	58	58	56

Exchange rates used in the consolidation 2)
SEK/EUR- closing rate	9.54	9.23	9.56
SEK/USD- closing rate	8.93	8.11	9.06

Other
Regional inventory, end of period	19,047	18,089	16,231
Export sales from Sweden	21,460	23,254	107,036

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors.

NUMBER OF EMPLOYEES

	2017	2016
End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

North America	11,253	11,547	12,229	13,838	14,081
Latin America	9,252	9,513	9,592	9,616	9,836
Northern Europe & Central Asia 1)	18,534	19,136	19,759	20,177	20,167
Western & Central Europe	13,368	13,646	13,574	13,727	12,100
Mediterranean	13,040	12,578	13,110	12,957	12,906
Middle East	3,256	3,346	3,479	3,573	3,608
Sub Saharan Africa	2,012	2,086	2,167	2,347	2,377
India	23,253	22,552	22,340	22,541	22,424
North East Asia	12,962	13,042	13,434	13,547	13,623
South East Asia & Oceania	3,968	4,018	4,113	4,184	4,178

Total	110,898	111,464	113,797	116,507	115,300

1) Of which in Sweden	14,712	15,303	15,872	16,190	16,290

29      Ericsson  |  First Quarter Report 2017